UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

AEOLUS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45325 S-10-1

(CUSIP Number)

MARK LAPPE, MANAGING PARTNER,  EFFICACY CAPITAL, LTD.  11622 EL CAMINO REAL, SUITE 100  SAN DIEGO,  CALIFORNIA  92130  Phone : (858) 759-1499

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EFFICACY CAPITAL, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,516,219 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
7,516,219 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,516,219 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.57%

14	TYPE OF REPORTING PERSON
OO

By virtue of its position as Manager of each of Efficacy Biotech Fund L.P., Efficacy Biotech Fund Limited and Efficacy Biotech Master Fund Ltd., Efficacy Capital Ltd. may be deemed to benefically own the 7,516,219 shares of issuer's common stock beneficially owned by such parties. Efficacy Capital Ltd. disclaims beneficial ownership as to the securities, except to the extent of its pecurniary interests therein.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EFFICACY BIOTECH FUND L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,516,219 shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,516,219 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,516,219 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.57%

14	TYPE OF REPORTING PERSON
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EFFICACY BIOTECH FUND LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
7,516,219 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
7,516,219 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,516,219 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.57%

14	TYPE OF REPORTING PERSON
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EFFICACY BIOTECH MASTER FUND LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
7,516,219 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
7,516,219 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,516,219 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.57%

14	TYPE OF REPORTING PERSON
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MARK LAPPE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,516,219 shares

	8	SHARED VOTING POWER
o shares

	9	SOLE DISPOSITIVE POWER
7,516,219 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,516,219 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.57%

14	TYPE OF REPORTING PERSON
IN

By virtue of his position as Managing Partner of Efficacy Capital Ltd., the Manager of each of Efficacy Biotech Fund L.P., Efficacy Biotech Fund Limited and Efficacy Biotech Master Fund
Ltd., he may be deemed to benefically own the 7,516,219 shares of issuer's common stock beneficially owned by such parties. Mark Lappe disclaims beneficial ownership as to the securities, except to the extent of his pecurniary interests therein.

Item 1.	Security and Issuer

(c) Address of Issuer's principal executive offices: 26361 Crown Valley Parkway, Suite 150 Mission Viejo, CA 92691

Item 2.	Identity and Background

(a)
Reporting persons:
Efficacy Capital, Ltd., a Bermuda limited liability company
Efficacy Biotech Fund, L.P., a Delaware limited partnership
Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company
Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company
Mark Lappe, a natural person, Managing Partner of Efficacy Capital Ltd.

Jon Faiz Kayyem is no longer a Managing Partner of Efficacy Capital Ltd., and is no longer a Reporting Person.

(b)	c/o Efficacy Capital Ltd. 11622 El Camino Real, Suite 100 San Diego, CA 92130

(c)	N/A

(d)	N/A

(e)	N/A

(f)	Efficacy Capital, Ltd.: Bermuda Efficacy Biotech Fund, L.P.: Delaware Efficacy Biotech Fund Limited: Bermuda Efficacy Biotech Master Fund Ltd.: Bermuda Mark Lappe: USA

Item 3.	Source and Amount of Funds or Other Consideration

Warrants to purchase 4,000,000 shares of Common Stock at an exercise price of fifty cents ($.50) per share expired unexercised on June 5, 2007.

Item 4.	Purpose of Transaction

N/A

(a)	N/A

(b)	N/A

(c)	N/A

(d)	N/A

(e)	N/A

(f)	N/A

(g)	N/A

(h)	N/A

(i)	N/A

(j)	N/A

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Persons collectively benefically own 4,280,938 shares of Common Stock and warrants to purchase up to 3,235,281 shares of the Common Stock of the Issuer, in the aggregate comprising 12.57% of the Issuer's outstanding Common Stock (assuming exercise of all warrants).

(b)	No material change.

(c)	See table below for transactions effected since the most recent filing of Schedule 13D.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
4/30/2010 2/8/2011 2/15/2011 2/16/2011 3/15/2011 3/16/2011 3/16/2011	(1,164,405) (1,381,162) (7,000) (57,600) (193,234) (169,380) (6,171,000)	$0 $0 $0.95 $0.97 $0.76 $0.76 $0.60*

The transactions on 4/30/2010 and 2/8/2011 were distributions to fund investors. The transactions on 2/15/2011, 2/16/2011 and 3/15/2011, and one transction on 3/16/2011 were open market sale transactions. One transaction on 3/16/2011 was a negotiated block transaction in which 3,630,000 shares of common stock and 2,541,000 warrants were sold for a price of $.60 per share of common stock.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2011	By:	/s/ Mark Lappe
Mark Lappe

Efficacy Capital Ltd., a Bermuda limited liability company

March 23, 2011	By:	/s/ Mark Lappe
Managing Partner

Efficacy Biotech Fund, L.P., a Delaware limited partnership, by Efficacy Capital Ltd., General Partner

March 23, 2011	By:	/s/ Mark Lappe
Managing Partner

Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company, by Efficacy Capital Ltd., Manager

March 23, 2011	By:	/s/ Mark Lappe
Managing Partner

Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company, by Efficacy Capital Ltd., Manager

March 23, 2011	By:	/s/ Mark Lappe
General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)